

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 30, 2017

VIA E-MAIL

Clifford R. Cone, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: NorthStar Real Estate Capital Income Fund – ADV (the "Trust")
        Registration Statement on Form N-2
        Filed June 1, 2017
        File Nos. 333-218396; 811-23260

Dear Mr. Cone:

Pursuant to Securities Act Release No. 33-6510 and in reliance upon the representations contained in your letter dated May 31, 2017, submitted concurrently with the registration statement referenced above, we performed a limited review of the Trust's registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

All page references are to the marked version of the N-2 that you provided. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Registration Statement

Prospectus

Outside Front Cover

Please expand the first sentence of the seventh paragraph to clarify that the Trust is an unlisted closed-end fund.

Confirm in your response letter that all of the information appearing on the outside front cover will be presented in at least 10-point type.

Management and Incentive Fees (page 6)

Amplify the disclosure appearing in the third paragraph to provide the definition of "pre-incentive fee net investment income." In this regard, we note that the disclosure on page 136 states that pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Master Fund has not yet received in cash. Also clarify whether there is any clawback of incentive fees paid in respect of income that is ultimately never received in cash.

The examples appearing on pages 137 & 138 relate to the calculation of the incentive fee on pre-incentive fee net investment income, and the interplay of the quarterly "preferred return" or "hurdle" and the "catch-up" features. Based on these disclosures, it does not appear that there is an accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set by the "catch-up" mechanism or any clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle or the "catch-up" parameters. It also appears that there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle or "catch-up." Accordingly, please expand the disclosure here, and elsewhere throughout the prospectus, to reflect these observations, if true. Furthermore, assuming no accumulation of amounts on either the hurdle rate or the "catch-up" parameters from quarter to quarter, it also appears that current presentation of these amounts on an "annualized" basis is inappropriate, and the parentheticals "(6.0% annualized)" and "(6.86% annualized)" should be deleted from throughout the prospectus disclosure.

Please clarify in the disclosure that the "hurdle rate" is a "quarterly hurdle rate."

Summary of Fees and Expenses (page 23)

Add the parenthetical "(12.5%)" next to the presentation of the "Incentive Fees" fee table line item.

Footnote (2) indicates that the presentation of annual expenses as a percentage of average net assets attributable to Shares is based on the assumption that, among other things, the Trust raises $100 million of proceeds in this offering during the following twelve months. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why it is appropriate to assume that the Trust will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

The disclosure contained in footnote (7) describes the types of fees and expenses that the Master Fund (and indirectly the Trust) will incur as an investor in vehicles that would be deemed investment companies under the Investment Company Act of 1940 (the" ICA") but for the exceptions contained in Section 3(c)(1) or Section 3(c)(7) of the ICA. Please expand the disclosure to state that the Master Fund will limit its investments in entities that are excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the ICA (which includes private equity funds) to no more than 15% of its net assets in the aggregate.

Liquidity Strategy (page 154)

Please expand the disclosure to clarify whether the Master Fund's Board may decide to liquidate any of the Master Fund's existing or future feeder funds prior to liquidating the Trust. If one of the Master Fund's feeder funds could liquidate prior to the Trust's liquidation, clarify whether the Master Fund may sell some of its investments, borrow additional funds, or use capital raised from other feeder funds, such as the Trust, to meet the liquidation needs of another of its feeder funds. Could sales of the Master Fund's investments occur at a disadvantageous time based on adverse market conditions, resulting in the Master Fund, and indirectly its other feeder funds, incurring losses or realizing a lower rate of return for its shareholders than it otherwise may realize if it did not sell portfolio securities to provide liquidity? Please amplify the disclosure, as applicable.

Fundamental Investment Policies (page 159)

The disclosure states that, as a matter of fundamental policy, each of the Trust and the Master Fund will concentrate its investment in the real estate industry, including loans and other instruments that "otherwise have exposure to real estate." At an appropriate juncture of the SAI, please add disclosure describing the criteria that will be used to determine whether a loan or other instrument has exposure to real estate for purposes of each of the Trust's and the Master Fund's concentration policy. Also disclose that for purposes of each of the Trust's and the Master Fund's concentration policy, concentration is defined as 25% or more of the value of each of the Trust's and the Master Fund's total assets in a particular industry or group of industries.

Disclose, if true, that as a matter of fundamental policy, each of the Trust and the Master Fund will not concentrate its investments outside of the real estate industry. In the alternative, identify each industry or group of industries in which each of the Trust and the Master Trust will concentrate its investments as a matter of fundamental policy.

Signatures

Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by each of the Trust's and the Master Fund's comptroller or principal accounting officer. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel